Exhibit 99.1

Hydro One Inc. Prices Offering of $1.2 Billion Medium Term Notes under Sustainable Financing Framework

TORONTO, August 15, 2024—Hydro One Limited, Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. (together with Hydro One Limited, “Hydro One”), has priced an offering of $1.2 billion of Medium Term Notes (the “Notes”) consisting of $700 million aggregate principal amount of 4.25% Medium Term Notes, Series 60, due 2035 (the “Series 60 Notes”) and an additional offering of $500 million aggregate principal amount of 4.85% Medium Term Notes, Series 58, due 2054 (the “Series 58 Notes”). The Series 60 Notes will be issued at a price of $99.963 per $100.00 principal amount and the additional Series 58 Notes will be issued at a price of $103.315 per $100.00 principal amount plus accrued interest.

The net proceeds from the issuance of the Notes (excluding any accrued interest paid to Hydro One Inc. in connection with the re-opening of the Series 58 Notes) will be approximately $1.2 billion. The offering of the Notes is expected to close on August 20, 2024. Upon completion of the offering of the Notes (after giving effect to the offering of additional Series 58 Notes), there will be $1 billion aggregate principal amount of Series 58 Notes outstanding and $700 million aggregate principal amount of Series 60 Notes outstanding.

The offering of Notes represents the issuance of medium term notes pursuant to Hydro One’s Sustainable Financing Framework dated August 13, 2024 (the “2024 Framework”). Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the 2024 Framework. Prior to such allocation, the net proceeds may be initially used, in part or in full, for repayment of indebtedness or investments in bank deposits or other cash equivalents, in each case in accordance with Hydro One’s internal liquidity management policies. Although Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the Notes to eligible green projects under the 2024 Framework, it will not be an event of default under the trust indenture governing the Notes if the company fails to do so.

The Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. The Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated February 28, 2024. Hydro One Inc. will be filing pricing supplements to the base shelf prospectus relating to the offering of each series of Notes with the securities regulatory authorities in each of the provinces of Canada. The pricing supplements and accompanying base shelf prospectus contain important detailed information about each series of Notes being offered. Copies of the pricing supplements relating to each series of Notes and the accompanying base shelf prospectus relating to each series of Notes may be obtained over the Internet under Hydro One Inc.’s profile at the Canadian Securities Administrators’ website at www.sedarplus.com. Investors should read the pricing supplements and accompanying base shelf prospectus before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplements.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited or Hydro One Inc. Securities of Hydro One Limited or Hydro One Inc., including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion. Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com, www.sedarplus.com or www.sec.gov.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. The forward-looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of an amount equal to the net proceeds of the offering of the Notes towards financing and/or refinancing new or existing eligible green projects under the 2024 Framework. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

media.relations@hydroone.com

1-877-506-7584 (toll-free Ontario only) or 416-345-6868